Toyota Announces Changes to Board of Directors

and Audit & Supervisory Board

Toyota City, Japan, March 2, 2018—Toyota Motor Corporation (TMC) announced today changes to its board of directors and audit & supervisory board.

The automotive industry is surrounded by changes of unprecedented speed and scale due to the advance of technology and entry by entities from other industries, while the roles that automobiles are being asked to fulfill (as part of social infrastructure) and even the rules of competition, among others, are undergoing radical transformation. Toyota itself is also applying technologies in the domains of electrification, connectivity, and automated driving in an effort to fundamentally transition from being solely a manufacturer of automobiles into a company that provides mobility services, as demonstrated, for example, by its recently unveiled e-Palette Concept, a new-mobility concept vehicle that has the versatility to provide multiple services, such as parcel delivery, ride sharing, or on-the-road e-commerce.

Against such a backdrop, to further strengthen cooperation among companies of the Toyota Group and to boost business innovation, TMC changed its executive lineup and revised its organizational structure in January this year. TMC has been making changes to its executive lineup, as needed, following the changes made in April last year, and decided to advance the traditional timing of major executive changes from April to January this year.

Now, TMC has decided to renew its structure further by changing the lineup of its board of directors and that of its audit & supervisory board, by including more people from both inside and outside the company with a high level of expertise, based on the principle of appointing the right people to the right positions, transcending practices of the past.

“Having speed and being open are key to survival in this era of profound transformation. By appointing people with like minds but with a wide range of professional backgrounds, based on the principle of having the right people in the right place, whether they come from within the company or not, we can discuss things with an open mind and go beyond past ways of doing things to speedily implement bold new ideas. That is what we are aiming for with the structural change”, said President Akio Toyoda. “As an outside board member, we welcome Sir Philip Craven, the former president of the International Paralympic Committee. Nowadays, we repeatedly hear about the problems that limit mobility in today’s society. Through his experience, Sir Philip has highlighted the importance of mobility in promoting participation in society for people with impairments. More generally, when someone wants to take up a challenge, Toyota doesn’t want mobility to be an obstacle, but rather an opportunity for people to achieve their dreams. To realize ‘One World, One Dream, One People’ put forward by Sir Philip, I want all of us to come together to continue taking up bold challenges”.

The changes announced today are outlined below.

1. Executive Changes

Changes to board members and audit and supervisory board members as of the day of the 114th General Shareholders Meeting

The formal appointment of board members and audit and supervisory board members will be made pending approval at the 114th General Shareholders Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 114th General Shareholders Meeting. The resignation of board members leaving their current posts will become official on the day of the 114th General Shareholders Meeting.

1) Changes to board members

Name	Current	New
Shigeru Hayakawa	Vice chairman of the board of directors	Vice chairman of the board of directors (representative director)

2) New Members of the Board of Directors

Name	Current	New
Koji Kobayashi	Executive Vice President	Member of the board of directors (representative director) *1

*2 Ikuro Sugawara	Former Vice-Minister of Economy, Trade and Industry	Member of the board of directors

*2 Philip Craven	Former president of the International Paralympic Committee	Member of the board of directors

*2 Teiko Kudo	Managing Executive Officer, Sumitomo Mitsui Banking Corporation	Member of the board of directors

*1	Concurrent operating officer (executive vice president)
*2	Outside board member

3) Members of the Board of Directors Resigning Posts

Name	Current Title
Osamu Nagata	Member of the board of directors

Ikuo Uno	Member of the board of directors

Haruhiko Kato	Member of the board of directors

Mark T. Hogan	Member of the board of directors

4) New Audit and Supervisory Board Members

Name	Current Title
Masahide Yasuda	Former chairman of Toyota Motor Corporation Australia Limited

Nobuyuki Hirano	Director, President & Group CEO of Mitsubishi UFJ Financial Group, Inc. Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

5) Audit and Supervisory Board Members Resigning Posts

Name	Current Title
Masaki Nakatsugawa	Audit and supervisory board member (full time)

Teisuke Kitayama	Audit and supervisory board member

Lineup of member of the board of directors (candidates) and audit and supervisory board members (candidates) following the 114th General Shareholders Meeting

1) Members of the Board of Directors

◇ denotes new members

Name	Title
Takeshi Uchiyamada	Chairman of the board of directors (representative director)

Shigeru Hayakawa	Vice chairman of the board of directors (representative director)

Akio Toyoda	President, member of the board of directors (representative director) *1

◇ Koji Kobayashi	Member of the board of directors (representative director)*2

Didier Leroy	Member of the board of directors*2

Shigeki Terashi	Member of the board of directors*2

◇ Ikuro Sugawara	Member of the board of directors*3

◇ Philip Craven	Member of the board of directors*3

◇ Teiko Kudo	Member of the board of directors*3

*1	Concurrent operating officer (president)
*2	Concurrent operating officer (executive vice president)
*3	Outside board member

2) Audit and Supervisory Board Members

◇ denotes new members

Name	Title
◇ Masahide Yasuda	Audit and supervisory board member (full time)

Masahiro Kato	Audit and supervisory board member (full time)

Yoshiyuki Kagawa	Audit and supervisory board member (full time)

Yoko Wake	Audit and supervisory board member

Hiroshi Ozu	Audit and supervisory board member

◇ Nobuyuki Hirano	Audit and supervisory board member

[For Reference] Brief summary of business experience of the newly appointed representative directors (As of March 2018)

Name (Date of birth) Number of TMC Shares owned	Business Experience
Shigeru Hayakawa (September 15, 1953) 31,800 (As of September 30, 2017)	Apr. 1977 Jun. 2007 Sep.2007 Jun. 2009 Apr. 2012 Jun. 2015 Apr. 2017

Joined Toyota Motor Corporation (TMC)

Managing Officer of TMC

President of Toyota Motor North America, Inc.

Retired from Toyota Motor North America, Inc. President

Senior Managing Officer of TMC

Member of the Board of Directors of TMC

Vice Chairman of the Board of Directors of TMC

Koji Kobayashi (October 23, 1948) 20,736 (As of September 30, 2017)	Apr. 1972 Jun. 2004 Jun. 2007 Jun. 2010 Jun. 2015 Feb. 2016 Apr. 2017 Jan. 2018 Jan. 2018

Joined TMC

Executive Director of DENSO Corporation (DENSO)

Member of the Board of Directors and Senior Executive Director of DENSO

Executive Vice President of DENSO

Vice Chairman of the Board of Directors of DENSO

Advisor of TMC

Senior Advisor of TMC

Member of the Board of Directors of DENSO

Executive Vice President of TMC

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